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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ---------------

                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                ---------------


                         NATIONAL EDUCATION CORPORATION
                           (Name of Subject Company)
                         NATIONAL EDUCATION CORPORATION
                      (Name of Person(s) Filing Statement)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                    63577110
                     (CUSIP Number of Class of Securities)


                                ---------------


                            PHILIP C. MAYNARD, ESQ.
                         NATIONAL EDUCATION CORPORATION
                          2601 MAIN STREET, SUITE 700
                            IRVINE, CALIFORNIA 92614
                                 (714) 474-9400
               (Name and address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                with a copy to:

                              ALVIN G. SEGEL, ESQ.
                              IRELL & MANELLA LLP
                      1800 AVENUE OF THE STARS, SUITE 900
                       LOS ANGELES, CALIFORNIA 90067-4276
                                 (310) 277-1010


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        This Statement, which is being filed by National Education Corporation, a Delaware corporation (the "Company"), constitutes Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9"), filed with the Securities and Exchange Commission (the " Commission") on May 2, 1997, with respect to the tender offer by Harcourt General, Inc., a Delaware corporation ("Harcourt"), and Nick Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Harcourt, to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company, at $21.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 1997, as amended and supplemented by the supplement thereto dated May 14, 1997. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9.

        Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the
Schedule 14D-9.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented to replace the document previously filed as Exhibit (c)(8) to Amendment No. 2 to the Schedule 14D-9, with the document attached hereto as Exhibit (c)(8).


                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
NUMBER                                DESCRIPTION                                      PAGE
-------                               -----------                                  ------------
Exhibit (a)(1)     Press Release, dated May 1, 1997, issued by National
                   Education Corporation ........................................       *

Exhibit (a)(2)     President's Letter to the Stockholder, dated May 2, 1997 .....       *

Exhibit (a)(3)     Fairness Opinion of BZW, dated May 12, 1997 ..................      ***

Exhibit (a)(4)     Joint Press Release, dated May 13, 1997, issued by National
                   Education Corporation and Harcourt General, Inc. .............       **

Exhibit (a)(5)     President's Letter to the Stockholder, dated May 14, 1997 ....      ***

Exhibit (c)(1)     1986 Stock Option and Incentive Plan, as amended .............       *

Exhibit (c)(2)     Amended and Restated 1990 Stock Option and Incentive Plan ....       *

Exhibit (c)(3)     Amended and Restated 1991 Directors' Stock Option
                   and Award Plan ...............................................       *

Exhibit (c)(4)     National Education Corporation Supplemental Executive
                   Retirement Plan, as amended ..................................       *

                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
NUMBER                                DESCRIPTION                                      PAGE
-------                               -----------                                  ------------
Exhibit (c)(5)     Supplemental Benefit Plan for Non-Employee Directors .........       *

Exhibit (c)(6)     Executive Employment Agreement between National Education
                   Corporation and Sam Yau ......................................       *

Exhibit (c)(7)     Agreement and Plan of Merger, dated as of May 12, 1997, among
                   National Education Corporation, Harcourt General, Inc.
                   and Nick Acquisition Corporation .............................      ***

Exhibit (c)(8)     Settlement Agreement, dated May 12, 1997, among National
                   Education Corporation, Sylvan Learning Systems, Inc.
                   and Harcourt General, Inc. ...................................      __


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  * Previously filed as an exhibit to, or incorporated by reference to a previously filed document in, the Schedule 14D-9

 ** Previously filed as an exhibit to Amendment No. 1 to the Schedule 14D-9

*** Previously filed as an exhibit to Amendment No. 2 to the Schedule 14D-9

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 20, 1997                   NATIONAL EDUCATION CORPORATION



                                       By:  /s/ Philip C. Maynard
                                            ---------------------------------
                                            Name:  Philip C. Maynard
                                            Title: Vice President,
                                                   Secretary and General Counsel